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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AtriCure, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
04963C209
(CUSIP Number)
January 1, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	04963C209

1	NAMES OF REPORTING PERSONS: Charter Advisors Fund IV, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,713

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		8,713

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,713

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.07%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	04963C209

1	NAMES OF REPORTING PERSONS: Charter Entrepreneurs Fund IV, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		27,399

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		27,399

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	27,399

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.23%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	04963C209

1	NAMES OF REPORTING PERSONS: CLS I-IV, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	04963C209

1	NAMES OF REPORTING PERSONS: Charter Ventures IV Partners, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		738,417

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		738,417

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	738,417

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.09%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	04963C209

1	NAMES OF REPORTING PERSONS: Charter Ventures IV, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		702,305

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		702,305

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	702,305

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.80%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	04963C209

1	NAMES OF REPORTING PERSONS: A. Barr Dolan

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		738,417

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		738,417

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	738,417

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.09%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	04963C209

1	NAMES OF REPORTING PERSONS: Dr. Donald C. Harrison

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		213,417

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		213,417

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	213,417

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	04963C209

1	NAMES OF REPORTING PERSONS: Fred M. Schwarzer

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	04963C209

1	NAMES OF REPORTING PERSONS: Dr. Nelson Teng

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1.
	(a)	Name of Issuer: AtriCure, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 1240 Elko Drive, Sunnyvale, CA 94089

Item 2.	(a)	Name of Person Filing:

(1) Charter Advisors Fund IV, L.P. (“CAF”)

(2) Charter Entrepreneurs Fund IV, L.P. (“CEF”)

(3) CLS I-IV, LLC (“CLS”)

(4) Charter Ventures IV Partners, LLC (“CV IV, LLC”)

(5) Charter Ventures IV, L.P (“CV IV, L.P.”)

(6) A. Barr Dolan

(7) Dr. Donald C. Harrison

(8) Fred M. Schwarzer

(9) Dr. Nelson Teng

CV IV, LLC is the General Partner of CAF, CEF and CV IV, L.P. and Mr. Dolan is the individual Manager of CV IV, LLC. Mr. Dolan, Dr. Harrison, Mr. Schwarzer and Dr. Teng are individual Managers of CLS. Dr. Harrison is a member of the Board of Directors of the Issuer. The entities and persons named in this Item 2(a) are individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

	(b)	Address of Principal Business Office, or, if none, Residence:

Charter Venture Capital 525 University Avenue Palo Alto, California 94301

	(c)	Citizenship:

Entities:

CAF — Delaware CEF — Delaware CLS — Delaware CV IV, LLC — Delaware CV IV, L.P. — Delaware

Individuals: Mr. Dolan — United States Dr. Harrison — United States Mr. Schwarzer — United States Dr. Teng — United States

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 04963C209

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)J).

Item 4.	Ownership

See rows 5 through 11 of the cover page for each Reporting Person. The ownership percentages are based on 12,117,534 shares of Common Stock of the Issuer reported to be outstanding as of May 1, 2006 in a Form 10-Q filed with the SEC on May 12, 2006.

On January 1, 2006, CLS disposed of all the shares of Common Stock of the issuer CLS held of record. Such shares were transferred to CV IV, L.P. pursuant to a Dissolution Agreement between CLS and the Members and Managers of CLS, dated January 1, 2006. As of January 1, 2006 and the date of this Amendment to Schedule 13G:

          (i) CAF is the record holder of 8,052 shares of Common Stock and warrants exercisable for 661 shares of Common Stock;
          (ii) CEF is the record holder of 25,534 shares of Common Stock and warrants exercisable for 1,865 shares of Common Stock;
          (iii) CV IV, L.P. is the record holder of 667,472 shares of Common Stock and warrants exercisable for 34,833 shares of Common Stock; and
          (iv) Dr. Harrison is the record holder of 193,291 shares of Common Stock, options exercisable within 60 days of the date of this Amendment to Schedule 13G for 11,316 shares of Common Stock and warrants exercisable within 60 days of the date of this Amendment to Schedule 13G for 8,810 shares of Common Stock. Dr. Harrison is also the holder of a stock option for 10,000 shares which is not exercisable within the next 60 days.

CV IV, LLC is the General Partner of CAF, CEF and CV IV, L.P. and Mr. Dolan is the individual Manager of CV IV, LLC. By virtue of such relationships, CV IV, LLC and Mr. Dolan may each be deemed to be the beneficial owners of the shares of Common Stock held by CAF, CEF and CV IV, L.P.

Mr. Dolan, Dr. Harrison, Mr. Schwarzer and Dr. Teng are individual Managers of CLS. The shares formerly held by CLS have been distributed, as explained above and consequently, such persons are no longer deemed to be beneficial owners of the shares formerly held by CLS by virtue of their relationship with CLS. CLS, Dr. Harrison, Mr. Schwarzer and Dr. Teng will no longer be Reporting Persons as a result of such distribution.

Each Reporting Person expressly disclaims beneficial ownership except to the extent of his or its pecuniary interest therein, if any of any shares of Common Stock, except in the case of (i) CAF for the 8,713 shares and warrants which it holds of record, (ii) CEF for the 27,399 shares and warrants it holds of record, (iii) CV IV, L.P. for the 702,305 shares and warrants it holds of record and (iv) Dr. Harrison for the 213,417 shares he holds of record and options and warrants exercisable within the next 60 days.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not Applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 16, 2006

Charter Advisors Fund IV, L.P.

By:	Charter Ventures IV Partners, LLC, its General Partner

By:	/s/ A. Barr Dolan

Name: A. Barr Dolan
Title: Managing Member

Charter Entrepreneurs Fund IV, L.P.
By:	Charter Ventures IV Partners, LLC, its General Partner

By:	/s/ A. Barr Dolan

Name: A. Barr Dolan
Title: Managing Member

CLS I-IV, LLC

By:	/s/ Fred M. Schwarzer

Name: Fred M. Schwarzer
Title: Managing Member

Charter Ventures IV Partners, LLC

By:	/s/ A. Barr Dolan

Name: A. Barr Dolan
Title: Managing Member

Charter Ventures IV, LLP
By:	Charter Ventures IV Partners, LLC, its General Partner

By:	/s/ A. Barr Dolan

Name: A. Barr Dolan
Title: Managing Member

/s/ A. Barr Dolan

A. Barr Dolan, an individual

/s/ Dr. Donald C. Harrison

Dr. Donald C. Harrison, an individual

/s/ Fred M. Schwarzer

Fred M. Schwarzer, an individual

/s/ Dr. Nelson Teng

Dr. Nelson Teng, an individual
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT I
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by the Schedule 13G (Amendment No. 1) need by filed by each of the undersigned with respect to the ownership by each of the undersigned of shares of stock of AtriCure, Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
Date: July 16, 2006

Charter Advisors Fund IV, L.P.

By:	Charter Ventures IV Partners, LLC, its General Partner

By:	/s/ A. Barr Dolan

Name: A. Barr Dolan
Title: Managing Member

Charter Entrepreneurs Fund IV, L.P.
By:	Charter Ventures IV Partners, LLC, its General Partner

By:	/s/ A. Barr Dolan

Name: A. Barr Dolan
Title: Managing Member

CLS I-IV, LLC

By:	/s/ Fred M. Schwarzer

Name: Fred M. Schwarzer
Title: Managing Member

Charter Ventures IV Partners, LLC

By:	/s/ A. Barr Dolan

Name: A. Barr Dolan
Title: Managing Member

Charter Ventures IV, LLP
By:	Charter Ventures IV Partners, LLC, its General Partner

By:	/s/ A. Barr Dolan

Name: A. Barr Dolan
Title: Managing Member

/s/ A. Barr Dolan

A. Barr Dolan, an individual

/s/ Dr. Donald C. Harrison

Dr. Donald C. Harrison, an individual

/s/ Fred M. Schwarzer

Fred M. Schwarzer, an individual

/s/ Dr. Nelson Teng

Dr. Nelson Teng, an individual